FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                         For the Month of February 2003

                        CORDIANT COMMUNICATIONS GROUP PLC
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                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace

                                  London W2 6JR

                                     England

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X   Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                    ---      ---

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b):
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FORWARD LOOKING AND CAUTIONARY STATEMENTS
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     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CORDIANT COMMUNICATIONS GROUP PLC
                                        (Registrant)



                                         By:    /s/  Michael Bungey
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                                            Title:  Director and Chief Executive
                                                    Officer

Date:    February 4, 2003

                                                                       Exhibit 1



                        CORDIANT COMMUNICATIONS GROUP PLC

                                  ("Cordiant")

                            Response to Press Comment

     Cordiant notes recent press comments, and confirms that it has entered into preliminary discussions regarding the possible sale of a stake in certain of its Australian operations, including George Patterson Bates. Given the preliminary nature of these discussions it is too early to state whether or not this will lead to a transaction.

                                                                 4 February 2003



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